Exhibit 99.6

Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 P.M. (New York Time) on June 3, 2025) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of MINISO Group Holding Limited registered in the name of the undersigned on the books of the Depositary as of the close of business May 13, 2025 at the Annual General Meeting of the Shareholders of MINISO Group Holding Limited to be held at Flats B-D, 35/F, Plaza 88, 88 Yeung UK Road, Tsuen Wan, the New Territories, Hong Kong on June 12, 2025 at 11:00 A.M. (Local Time). NOTE: 1. Please direct the Depositary how it is to vote by marking an X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. MINISO Group Holding Limited PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE MINISO Group Holding Limited Annual General Meeting of Shareholders For Shareholders of record as of May 13, 2025 Thursday, June 12, 2025 11:00 AM, Local Time Flats B-D, 35/F, Plaza 88, 88 Yeung Uk Road, Tsuen Wan, The New Territories, Hong Kong BNY Mellon: PO BOX 505006, Louisville, KY 40233-5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 P.M. (New York Time) on June 3, 2025. Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

MINISO Group Holding Limited Annual General Meeting of Shareholders Please make your marks like this: PROPOSAL YOUR VOTE FOR AGAINST ABSTAIN 1. To receive and adopt the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2024 and the reports of the directors and auditor thereon. #P1# #P1# #P1# 2. To authorise the board (the "Board") of directors (the "Directors") of the Company to fix the remuneration of the Directors. #P2# #P2# #P2# 3. To appoint Ernst & Young and Ernst & Young Hua Ming LLP as the auditors of the Company and authorise the Board to fix their remuneration for the year ending December 31, 2025. #P3# #P3# #P3# 4. A. To grant a general mandate to the Directors to allot, issue and/or otherwise deal with additional shares (including any sale or transfer of treasury shares out of the treasury) not exceeding 10% of the total number of issued shares of the Company (excluding any treasury shares) as at the date of passing this resolution. #P4# #P4# #P4# B. To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the total number of issued shares of the Company (excluding any treasury shares) as at the date of passing this resolution. #P5# #P5# #P5# C. Conditional upon the passing of the ordinary resolutions numbered 4(A) and 4(B), to extend the authority given to the Directors pursuant to ordinary resolution numbered 4(A) to issue shares by adding to the number of shares of the Company which may be allotted and issued by the Directors pursuant to such general mandate of an amount representing the number of shares repurchased under ordinary resolution numbered 4(B). #P6# #P6# #P6# Proposal_Page - VIFL Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date